Exhibit 99.2
EnCana Corporation
Management’s Discussion and Analysis
For the period ended June 30, 2009
(U.S. Dollars)

Second quarter report
for the period ended June 30, 2009
Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) for EnCana Corporation (“EnCana” or the “Company”) should be read with the unaudited Interim Consolidated Financial Statements (“Interim Consolidated Financial Statements”) for the period ended June 30, 2009, as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2008. Readers should also read the “Forward-Looking Statements” legal advisory contained at the end of this document.
The Interim Consolidated Financial Statements and comparative information have been prepared in United States (“U.S.”) dollars, except where another currency has been indicated, and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Production volumes are presented on an after royalties basis consistent with U.S. protocol reporting. This document is dated July 22, 2009.
Readers can find the definition of certain terms used in this document in the disclosure regarding Oil and Gas Information and Currency, Non-GAAP Measures and References to EnCana contained in the Advisory section located at the end of this document.
EnCana’s Financial Strategy in the Current Economic Environment
Although economic conditions have improved slightly from the start of 2009, the current economic environment continues to be challenging and uncertain amidst a global recession, low commodity prices and volatile financial markets. In this economic environment, EnCana is highly focused on the key business objectives of maintaining financial strength, generating significant free cash flow, further optimizing capital investments and continuing to pay a stable dividend to shareholders. This measured investment approach is underpinned by a strong balance sheet and a market risk mitigation strategy where EnCana has hedged about two thirds of its expected gas production through October 2009 at an average NYMEX equivalent price of $9.13 per Mcf and, as of June 30, 2009, approximately 1.7 billion cubic feet per day (“Bcf/d”) of gas fixed price contracts from November 2009 to October 2010 at an average NYMEX equivalent price of $6.16 per Mcf. Additional actions within EnCana’s risk management program are more fully described in the Risk Management section of this MD&A. During the first six months of 2009, EnCana has benefited from its commodity price hedging program, which has resulted in realized hedging gains of $1.6 billion after-tax.
EnCana has a strong balance sheet and continues to employ a conservative capital structure. As at June 30, 2009, 88 percent of EnCana’s outstanding debt was composed of long-term, fixed rate debt with an average remaining term of more than 13 years. Upcoming maturities are $250 million in 2009 and $200 million in 2010. As at June 30, 2009, EnCana had available unused capacity under shelf prospectuses, the availability of which is dependent on market conditions, for up to $5.2 billion and unused committed bank credit facilities in the amount of $3.4 billion. EnCana targets a Debt to Capitalization ratio of less than 40 percent and a Debt to Adjusted EBITDA of less than 2.0 times. At June 30, 2009, the Company’s Debt to Capitalization ratio was 27 percent and Debt to Adjusted EBITDA was 0.7 times.
In addition, EnCana continues to monitor expenses and capital programs. In light of the current market situation, EnCana has planned a measured, flexible approach to 2009 investment and has designed a 2009 capital program with the flexibility to adjust investment depending upon how economic circumstances unfold during the year. Additional detail regarding EnCana’s 2009 capital investment is available in the Corporate Guidance on the Company’s website at www.encana.com.
EnCana’s Business
EnCana is a leading North American unconventional natural gas and integrated oil company.
EnCana’s operating and reportable segments are as follows:
•	Canada includes the Company’s exploration for, and development and production of natural gas, crude oil and natural gas liquids (“NGLs”) and other related activities within the Canadian cost centre.
•	USA includes the Company’s exploration for, and development and production of natural gas, NGLs and other related activities within the United States cost centre.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009
•	Downstream Refining is focused on the refining of crude oil into petroleum and chemical products at two refineries located in the United States. The refineries are jointly owned with ConocoPhillips.
•
Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are included in the Canada and USA segments. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•
Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company’s upstream production to third-party customers. Transactions between segments are based on market values and eliminated on consolidation. Segmented financial information is presented on an after eliminations basis.
EnCana has a decentralized decision making and reporting structure. Accordingly, the Company is organized into divisions as follows:
•	Canadian Plains Division includes natural gas and crude oil exploration, development and production assets located in eastern Alberta and Saskatchewan.
•	Canadian Foothills Division includes natural gas exploration, development and production assets located in western Alberta and British Columbia as well as the Company’s Canadian offshore assets.
•	USA Division includes natural gas exploration, development and production assets located in the United States and comprises the USA segment described above.
•
Integrated Oil Division is the combined total of Integrated Oil — Canada and Downstream Refining. Integrated Oil — Canada includes the Company’s exploration for, and development and production of bitumen using enhanced recovery methods. Integrated Oil — Canada is composed of EnCana’s interests in the FCCL Partnership jointly owned with ConocoPhillips, the Athabasca natural gas assets and other bitumen interests.

2009 versus 2008 Results Review
In the second quarter of 2009 compared to the second quarter of 2008, EnCana:
•	Reported a 25 percent decrease in Cash Flow to $2,153 million primarily due to lower commodity prices partially offset by realized hedging gains of $900 million after-tax and lower expenses;
•	Reported a 38 percent decrease in Operating Earnings to $917 million;
•
Reported an 80 percent decrease in Net Earnings to $239 million primarily due to lower commodity prices. Net Earnings in the quarter included realized hedging gains of $900 million after-tax that were mostly offset by the reversal of accrued after-tax unrealized mark-to-market hedging gains recognized in prior periods netted against additional after-tax unrealized hedging gains resulting primarily from new contracts entered into during the quarter;

•	Reported Free Cash Flow of $1,075 million compared to $1,171 million in 2008;
•	Reported total production of 4,602 million cubic feet equivalent (“MMcfe”) per day (“MMcfe/d”), which remained relatively unchanged;
•	Reported decreased production from natural gas key resource plays of 1 percent and increased production from oil key resource plays of 27 percent;
•
Reported a 68 percent decrease in average natural gas prices, excluding financial hedges, to $3.12 per thousand cubic feet (“Mcf”) and a 52 percent decrease in average liquids prices, excluding financial hedges, to $49.14 per barrel (“bbl”); and

•	Subsequent to the second quarter, EnCana reached an agreement to sell certain non-core natural gas and oil producing properties in Alberta for approximately $632 million.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009
In the six months of 2009 compared to the six months of 2008, EnCana:
•	Reported a 22 percent decrease in Cash Flow to $4,097 million primarily due to lower commodity prices partially offset by realized hedging gains of $1,599 million after-tax and lower expenses;
•	Reported a 26 percent decrease in Operating Earnings to $1,865 million;
•
Reported a 9 percent decrease in Net Earnings to $1,201 million primarily due to lower commodity prices. Net Earnings for the six months of 2009 included realized hedging gains of $1,599 million after-tax offset by the reversal of accrued after-tax unrealized mark-to-market hedging gains recognized in prior periods netted against additional after-tax unrealized hedging gains resulting primarily from new contracts entered into during the second quarter;

•	Reported Free Cash Flow of $1,511 million compared to $1,711 million in 2008;
•	Reported a 1 percent increase in total production to 4,638 MMcfe/d;
•	Reported increased production from natural gas key resource plays of 3 percent and from oil key resource plays of 16 percent;
•
Reported a 58 percent decrease in average natural gas prices, excluding financial hedges, to $3.68 per Mcf and a 54 percent decrease in average liquids prices, excluding financial hedges, to $40.81 per bbl; and

•	Subsequent to the second quarter, EnCana reached an agreement to sell certain non-core natural gas and oil producing properties in Alberta for approximately $632 million.
Business Environment
EnCana’s financial results are significantly influenced by fluctuations in commodity prices, which include price differentials and crack spreads, and the U.S./Canadian dollar exchange rate. EnCana has taken steps to reduce pricing risk through a commodity price hedging program. Further information regarding this program can be found in the December 31, 2008 Management’s Discussion and Analysis and Note 16 to the Interim Consolidated Financial Statements. The following table shows benchmark information on a quarterly basis to assist in understanding quarterly volatility in prices and foreign exchange rates that have impacted EnCana’s financial results.
Quarterly Market Benchmark Prices and Foreign Exchange Rates

	Six Months
	Ended June 30		2009		2008				2007
(Average for the period)	2009	2008	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Natural Gas Price Benchmarks
AECO (C$/Mcf)	$4.65	$8.24	$3.66	$5.63	$6.79	$9.24	$9.35	$7.13	$6.00	$5.61
NYMEX ($/MMBtu)	4.19	9.48	3.50	4.89	6.94	10.24	10.93	8.03	6.97	6.16
Rockies (Opal) ($/MMBtu)	2.84	7.79	2.37	3.31	3.53	5.88	8.56	7.02	3.46	2.94
Texas (HSC) ($ /MMBtu)	3.82	9.16	3.44	4.21	6.37	9.98	10.58	7.73	6.64	5.89
Basis Differential ($/MMBtu)
AECO/NYMEX	0.37	1.28	0.39	0.35	1.10	1.28	1.71	0.84	0.85	0.84
Rockies/NYMEX	1.35	1.69	1.13	1.58	3.41	4.36	2.37	1.01	3.50	3.22
Texas/NYMEX	0.37	0.32	0.06	0.68	0.58	0.26	0.35	0.30	0.33	0.27
Crude Oil Price Benchmarks
West Texas Intermediate (WTI) ($/bbl)	51.68	111.12	59.79	43.31	59.08	118.22	123.80	97.82	90.50	75.15
Western Canadian Select (WCS) ($/bb l)	43.50	89.58	52.37	34.38	39.95	100.22	102.18	76.37	56.85	52.71
Differential — WTI/WCS ($/b bl)	8.18	21.54	7.42	8.93	19.13	18.00	21.62	21.45	33.65	22.44
Refining Margin Benchmark
Chicago 3-2-1 Crack Spread ($/bbl) (1)	10.35	10.65	10.95	9.75	6.31	17.29	13.60	7.69	9.17	18.48
Foreign Exchange
U.S./Canadian Dollar Exchange Rate	0.829	0.993	0.857	0.803	0.825	0.961	0.990	0.996	1.019	0.957

(1)	3-2-1 Crack Spread is an indicator of the refining margin generated by converting three barrels of crude oil into two barrels of gasoline and one barrel of Ultra Low Sulphur Diesel.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009
Consolidated Financial Results

	Six Months
	Ended June 30		2009		2008				2007
($ millions, except per share amounts)	2009	2008	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total Consolidated

Cash Flow (1)	$4,097	$5,278	$2,153	$1,944	$1,299	$2,809	$2,889	$2,389	$1,934	$2,218
- per share — diluted	5.45	7.02	2.87	2.59	1.73	3.74	3.85	3.17	2.56	2.93

Net Earnings	1,201	1,314	239	962	1,077	3,553	1,221	93	1,082	934
- per share — basic	1.60	1.75	0.32	1.28	1.44	4.74	1.63	0.12	1.44	1.24
- per share — diluted	1.60	1.75	0.32	1.28	1.43	4.73	1.63	0.12	1.43	1.24

Operating Earnings (2)	1,865	2,514	917	948	449	1,442	1,469	1,045	849	1,032
- per share — diluted	2.48	3.34	1.22	1.26	0.60	1.92	1.96	1.39	1.12	1.37

Cash Dividends — per share	0.80	0.80	0.40	0.40	0.40	0.40	0.40	0.40	0.20	0.20

Revenues, Net of Royalties	8,370	12,856	3,762	4,608	6,359	10,849	7,422	5,434	5,875	5,654

(1)	Cash Flow is a non-GAAP measure and is defined under the Cash Flow section of this MD&A.

(2)	Operating Earnings is a non-GAAP measure and is defined under the Operating Earnings section of this MD&A.
Despite the continued low commodity price environment during the six months of 2009, EnCana generated strong financial results. EnCana’s upstream operations continued to benefit from its commodity price hedging program. Further discussion of EnCana’s financial results can be found in the Results of Operations section of this MD&A.
Cash Flow
Cash Flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital from continuing operations. While Cash Flow is considered a non-GAAP measure, it is commonly used in the oil and gas industry and by EnCana to assist Management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations.
Summary of Cash Flow

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2009	2008	2009	2008
Cash From Operating Activities	$1,955	$1,996	$3,786	$3,754
(Add back) deduct:
Net change in other assets and liabilities	9	(171)	23	(264)
Net change in non-cash working capital	(207)	(722)	(334)	(1,260)

Cash Flow	$2,153	$2,889	$4,097	$5,278

Three Months Ended June 30, 2009 versus 2008
Cash Flow in 2009 decreased $736 million or 25 percent compared to 2008 as a result of:
•	Average total natural gas prices, excluding financial hedges, decreased 68 percent to $3.12 per Mcf in 2009 compared to $9.83 per Mcf in 2008;
•	Average total liquids prices, excluding financial hedges, decreased 52 percent to $49.14 per bbl in 2009 compared to $101.46 per bbl in 2008; and
•	Natural gas production volumes in 2009 decreased 1 percent to 3,788 million cubic feet (“MMcf”) per day (“MMcf/d”) from 3,841 MMcf/d in 2008;
•	Operating Cash Flow from Downstream operations decreased $188 million to $154 million in 2009;
partially offset by:
•	Realized financial natural gas, crude oil and other commodity hedging gains of $900 million after-tax in 2009 compared to losses of $400 million after-tax in 2008;
•	Liquids production volumes in 2009 increased 6 percent to 135,653 barrels per day (“bbls/d”) from 127,603 bbls/d in 2008; and
•	Decreases in operating, production and mineral taxes, transportation and selling, administrative and interest expenses in 2009 compared to 2008.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009
Six Months Ended June 30, 2009 versus 2008
Cash Flow in 2009 decreased $1,181 million or 22 percent compared to 2008 as a result of:
•	Average total natural gas prices, excluding financial hedges, decreased 58 percent to $3.68 per Mcf in 2009 compared to $8.81 per Mcf in 2008; and
•	Average total liquids prices, excluding financial hedges, decreased 54 percent to $40.81 per bbl in 2009 compared to $88.13 per bbl in 2008;
•	Operating Cash Flow from Downstream operations decreased $222 million to $213 million in 2009;
partially offset by:
•	Realized financial natural gas, crude oil and other commodity hedging gains of $1,599 million after-tax in 2009 compared to losses of $387 million after-tax in 2008;
•	Natural gas production volumes in 2009 increased 1 percent to 3,828 MMcf/d from 3,787 MMcf/d in 2008; and
•	Decreases in operating, transportation and selling, administrative, production and mineral taxes and interest expenses in 2009 compared to 2008.
Net Earnings
Three Months Ended June 30, 2009 versus 2008
Net Earnings in 2009 of $239 million were $982 million lower compared to 2008. Items affecting Cash Flow detailed previously, also affect Net Earnings. Items affecting Net Earnings were:
•
Realized hedging gains of $900 million after-tax in 2009 compared to realized hedging losses of $400 million after-tax in 2008 detailed previously in the change to Cash Flow were mostly offset by the reversal of accrued after-tax unrealized mark-to-market hedging gains recognized in prior periods netted against additional after-tax unrealized hedging gains resulting primarily from new contracts entered into during the quarter;

partially offset by:
•	DD&A decreased $117 million in 2009 compared to 2008 primarily due to lower DD&A rates as a result of higher proved reserves and the lower U.S./Canadian dollar exchange rate;
•	Long-term compensation costs decreased $112 million in 2009 compared to 2008 due to the change in the EnCana share price and the lower U.S./Canadian dollar exchange rate; and
•	Non-operating foreign exchange gains of $72 million after-tax in 2009 compared to losses of $13 million after-tax in 2008.
Six Months Ended June 30, 2009 versus 2008
Net Earnings in 2009 of $1,201 million were $113 million lower compared to 2008. Items affecting Cash Flow detailed previously, also affect Net Earnings. Items affecting Net Earnings were:
•
Realized hedging gains of $1,599 million after-tax in 2009 compared to realized hedging losses of $387 million after-tax in 2008 detailed previously in the change to Cash Flow were partially offset by the reversal of accrued after-tax unrealized mark-to-market hedging gains recognized in prior periods netted against additional after-tax unrealized hedging gains resulting primarily from new contracts entered into during the second quarter;

•	Long-term compensation costs decreased $255 million in 2009 compared to 2008 due to the change in the EnCana share price and the lower U.S./Canadian dollar exchange rate;
•	Non-operating foreign exchange losses of $3 million after-tax in 2009 compared to losses of $228 million after-tax in 2008; and
•	DD&A decreased $169 million in 2009 compared to 2008 primarily due to lower DD&A rates as a result of higher proved reserves and the lower U.S./Canadian dollar exchange rate.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009
Operating Earnings
Operating Earnings is a non-GAAP measure that adjusts Net Earnings by non-operating items that Management believes reduces the comparability of the Company’s underlying financial performance between periods. The following reconciliation of Operating Earnings has been prepared to provide investors with information that is more comparable between periods.
Summary of Operating Earnings

	Three Months Ended June 30				Six Months Ended June 30
	2009		2008		2009		2008
($ millions, except per share amounts)		Per share(4)		Per share(4)		Per share(4)		Per share(4)
Net Earnings, as reported	$239	$0.32	$1,221	$1.63	$1,201	$1.60	$1,314	$1.75
Add back (losses) and deduct gains:
Unrealized mark-to-market hedging gain (loss), after-tax (1)	(750)	(1.00)	(235)	(0.31)	(661)	(0.88)	(972)	(1.29)
Non-operating foreign exchange gain (loss), after-tax (2)	72	0.10	(13)	(0.02)	(3)	—	(228)	(0.30)

Operating Earnings (3)	$917	$1.22	$1,469	$1.96	$1,865	$2.48	$2,514	$3.34

(1)
Unrealized mark-to-market hedging gains (losses), after-tax are offset by realized gains (losses), after-tax in Net Earnings. In the 2009 second quarter results, the unrealized mark-to-market hedging gains (losses), after-tax primarily represents the reversal of gains (losses) recognized in prior periods. The realized gains (losses), after-tax primarily represents the recording of the final resulting settlement of hedge positions.

(2)
Unrealized foreign exchange gain (loss) on translation of Canadian issued U.S. dollar debt and the partnership contribution receivable, realized foreign exchange gain (loss) on settlement of intercompany transactions, after-tax and future income tax on foreign exchange related to U.S. dollar intercompany debt recognized for tax purposes only. The majority of U.S. dollar debt issued from Canada has maturity dates in excess of five years.

(3)
Operating Earnings is a non-GAAP measure defined as Net Earnings excluding the after-tax gain/loss on discontinuance, after-tax effect of unrealized mark-to-market hedging gains/losses on derivative instruments, after-tax gains/losses on translation of U.S. dollar denominated debt issued from Canada and the partnership contribution receivable, after-tax foreign exchange gains/losses on settlement of intercompany transactions, future income tax on foreign exchange related to U.S. dollar intercompany debt recognized for tax purposes only and the effect of changes in statutory income tax rates. The Company’s calculation of Operating Earnings excludes foreign exchange effects on settlement of significant intercompany transactions to provide information that is more comparable between periods.

(4)	Per Common Share — diluted.
Foreign Exchange
As disclosed in the Business Environment section of this MD&A, the average U.S./Canadian dollar exchange rate decreased 13 percent to $0.857 in the second quarter of 2009 compared to $0.990 in the second quarter of 2008 and decreased 17 percent to $0.829 in the six months of 2009 compared to $0.993 in the six months of 2008. The table below summarizes the impacts of these changes on EnCana’s operations when compared to the same periods in the prior year.

	Three Months Ended		Six Months Ended
	June 30, 2009		June 30, 2009
Average U.S./Canadian Dollar Exchange Rate	$0.857		$0.829
Change from comparative period in prior year	(0.133)		(0.164)

($ millions, except $/Mcfe amounts)	$ millions	$/Mcfe	$ millions	$/Mcfe
Increase (decrease) in:
Capital Investment	$(73)		$(257)
Upstream Operating Expense	(43)	(0.10)	(110)	(0.13)
Other Operating Expense (1)	(1)		(5)
Administrative Expense	(12)	(0.03)	(26)	(0.03)
DD&A Expense	(86)		(210)

(1)	Expenses related to Market Optimization and Corporate and Other.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009
Results of Operations
Production Volumes

	Six Months
	Ended June 30		2009		2008				2007
	2009	2008	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Produced Gas (MMcf/d)	3,828	3,787	3,788	3,869	3,858	3,917	3,841	3,733	3,722	3,630
Crude Oil (bbls/d)	112,477	106,345	112,968	111,981	110,628	106,826	101,153	111,538	108,958	109,664
NGLs (bbls/d)	22,492	26,101	22,685	22,299	25,222	26,730	26,450	25,750	27,179	26,719

Total (MMcfe/d) (1)	4,638	4,582	4,602	4,675	4,673	4,718	4,607	4,557	4,539	4,448

(1)	Liquids converted to thousand cubic feet equivalent at 1 barrel = 6 thousand cubic feet.
Key Resource Plays

	Three Months Ended June 30					Six Months Ended June 30
				Drilling Activity					Drilling Activity
	Daily Production			(net wells drilled)		Daily Production			(net wells drilled)
		2009 vs					2009 vs
	2009	2008	2008	2009	2008	2009	2008	2008	2009	2008
Natural Gas (MMcf/d)
Jonah	576	-9%	630	30	49	600	-2%	613	65	92
Piceance	355	-7%	383	35	81	371	-2%	377	88	164
East Texas	304	-4%	316	11	22	356	21%	294	26	33
Fort Worth	138	1%	137	6	20	144	4%	138	22	41
Greater Sierra	216	-1%	219	10	27	215	2%	211	25	63
Cutbank Ridge	340	21%	280	18	24	332	21%	275	38	48
Bighorn	186	9%	170	14	18	171	8%	158	35	48
CBM	330	9%	303	1	10	319	6%	300	279	261
Shallow Gas	661	-7%	712	45	83	667	-6%	713	381	579

	3,106	-1%	3,150	170	334	3,175	3%	3,079	959	1,329
Oil (bbls/d)
Foster Creek	34,249	63%	21,038	10	1	31,227	31%	23,904	16	13
Christina Lake	6,428	77%	3,633	—	—	6,493	108%	3,120	—	—

	40,677	65%	24,671	10	1	37,720	40%	27,024	16	13
Pelican Lake	19,225	-10%	21,434	1	—	20,247	-11%	22,669	5	—
Weyburn	15,238	16%	13,180	—	5	15,665	15%	13,580	—	14

	75,140	27%	59,285	11	6	73,632	16%	63,273	21	27
Total (MMcfe/d)	3,557	1%	3,506	181	340	3,617	5%	3,459	980	1,356

Total production volumes were relatively unchanged in the second quarter of 2009 compared to the second quarter of 2008 primarily due to increased production from EnCana’s key resource plays of 1 percent, mainly attributable to a 65 percent increase in production volumes at Foster Creek/Christina Lake, and lower royalties offset by natural declines in conventional properties as well as shut-in and curtailed production and delayed well completions and tie-ins due to the low price environment. Total production volumes increased 1 percent or 56 MMcfe/d in the six months of 2009 compared to the six months of 2008 primarily due to increased production from EnCana’s key resource plays of 5 percent, mainly attributable to a 40 percent increase in production volumes at Foster Creek/Christina Lake, and lower royalties offset by natural declines in conventional properties as well as shut-in and curtailed production and delayed well completions and tie-ins due to the low price environment.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009
Operating Netback Information

	Three Months Ended June 30
	2009			2008
	Gas	Liquids	Total	Gas	Liquids	Total
	($/Mcf)	($/bbl)	($/Mcfe)	($/Mcf)	($/bbl)	($/Mcfe)
Price	$3.12	$49.14	$4.02	$9.83	$101.46	$11.02
Expenses
Production and mineral taxes	0.06	0.88	0.08	0.37	2.09	0.37
Transportation and selling	0.50	1.55	0.46	0.55	1.67	0.50
Operating	0.75	8.38	0.86	1.01	12.00	1.17

Netback excluding Realized Financial Hedging	1.81	38.33	2.62	7.90	85.70	8.98
Realized Financial Hedging Gain (Loss)	3.87	1.09	3.21	(1.29)	(10.99)	(1.38)

Netback including Realized Financial Hedging	$5.68	$39.42	$5.83	$6.61	$74.71	$7.60

	Six Months Ended June 30
	2009			2008
	Gas	Liquids	Total	Gas	Liquids	Total
	($/Mcf)	($/bbl)	($/Mcfe)	($/Mcf)	($/bbl)	($/Mcfe)
Price	$3.68	$40.81	$4.22	$8.81	$88.13	$9.82
Expenses
Production and mineral taxes	0.10	0.90	0.11	0.33	1.77	0.32
Transportation and selling	0.49	1.46	0.45	0.55	1.56	0.50
Operating	0.75	8.42	0.86	1.02	11.13	1.16

Netback excluding Realized Financial Hedging	2.34	30.03	2.80	6.91	73.67	7.84
Realized Financial Hedging Gain (Loss)	3.43	1.64	2.88	(0.52)	(8.36)	(0.67)

Netback including Realized Financial Hedging	$5.77	$31.67	$5.68	$6.39	$65.31	$7.17

Netbacks, excluding financial hedges, decreased significantly during the second quarter and six months of 2009 compared to 2008 primarily due to lower commodity prices partially offset by lower expenses, the impact of the lower U.S./Canadian dollar exchange rate and lower long-term compensation costs due to the change in the EnCana share price.
As part of ongoing efforts to maintain financial resilience and flexibility, EnCana has taken steps to reduce pricing risk through a commodity price hedging program. Further information regarding this program can be found in the December 31, 2008 Management’s Discussion and Analysis and Note 16 to the Interim Consolidated Financial Statements. As evidenced in the table above, EnCana has benefited significantly from its hedging program during this period of weaker commodity prices.
Net Capital Investment

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2009	2008	2009	2008
Canada
Canadian Plains	$69	$158	$228	$420
Canadian Foothills	280	583	745	1,363
Integrated Oil — Canada	103	144	229	352
USA	385	660	925	1,179
Downstream Refining	227	122	429	177
Market Optimization	—	5	(3)	7
Corporate & Other	14	46	33	69

Capital Investment	1,078	1,718	2,586	3,567
Acquisitions	34	278	113	336
Divestitures	(20)	(79)	(53)	(151)

Net Capital Investment	$1,092	$1,917	$2,646	$3,752

EnCana’s capital investment for the six months ended June 30, 2009 was funded by Cash Flow.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009
Capital investment during the six months of 2009 was primarily focused on continued development of EnCana’s North American key resource plays and expansion of the Company’s downstream heavy oil refining capacity through its joint venture with ConocoPhillips. Reported capital investment was lower due to changes in the average U.S./Canadian dollar exchange rate as well as the EnCana share price in determining long-term compensation costs. The net impact of these factors on capital investment was a decrease of $456 million in the six months of 2009 compared to the same period in 2008. Further information regarding the Company’s capital investment can be found in the Divisional Results section of this MD&A.
Acquisitions and Divestitures
On May 5, 2009, the Company acquired the common shares of Kerogen Resources Canada, ULC for net cash consideration of $24 million. The acquisition included $37 million of property, plant and equipment and the assumption of $6 million of current liabilities and $7 million of future income taxes. The operations are included in the Canadian Foothills Division. The Company also had some minor property acquisitions and divestitures in the six months of 2009 and 2008.
Subsequent to the second quarter, on July 16, 2009, EnCana reached an agreement to sell certain non-core natural gas and oil producing properties in Alberta for approximately $632 million.
Free Cash Flow
EnCana’s second quarter 2009 Free Cash Flow of $1,075 million and six months 2009 Free Cash Flow of $1,511 million were lower compared to the same periods in 2008. Reasons for the decrease in total Cash Flow and capital investment are discussed under the Cash Flow and Net Capital Investment sections of this MD&A.

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2009	2008	2009	2008
Cash Flow (1)	$2,153	$2,889	$4,097	$5,278
Capital Investment	1,078	1,718	2,586	3,567

Free Cash Flow (2)	$1,075	$1,171	$1,511	$1,711

(1)	Cash Flow is a non-GAAP measure and is defined under the Cash Flow section of this MD&A.

(2)
Free Cash Flow is a non-GAAP measure that EnCana defines as Cash Flow in excess of Capital Investment, excluding net acquisitions and divestitures, and is used by Management to determine the funds available for other investing activities, dividends and/or other financing activities.

Divisional Results
As discussed in EnCana’s Business section of this MD&A, the Company has a decentralized decision making and reporting structure and is organized into divisions. Accordingly, results are presented at the divisional level. Canadian Plains Division and Canadian Foothills Division are included in the Canada segment. USA Division comprises the USA segment. Integrated Oil Division is the combined total of Integrated Oil — Canada and Downstream Refining.
Canadian Plains
Financial Results
Three Months Ended June 30, 2009 versus 2008

	2009				2008
		Oil &				Oil &
($ millions)	Gas	NGLs	Other	Total	Gas	NGLs	Other	Total
Revenues, Net of Royalties and Hedging	$233	$341	$4	$578	$739	$714	$2	$1,455
Realized Financial Hedging Gain (Loss)	242	—	—	242	(110)	(70)	—	(180)
Expenses
Production and mineral taxes	5	6	—	11	13	11	—	24
Transportation and selling	10	43	—	53	18	97	—	115
Operating	51	55	2	108	74	72	1	147

Operating Cash Flow	$409	$237	$2	$648	$524	$464	$1	$989

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009
Six Months Ended June 30, 2009 versus 2008

	2009				2008
		Oil &				Oil &
($ millions)	Gas	NGLs	Other	Total	Gas	NGLs	Other	Total
Revenues, Net of Royalties and Hedging	$551	$590	$6	$1,147	$1,302	$1,299	$4	$2,605
Realized Financial Hedging Gain (Loss)	445	3	—	448	(83)	(106)	—	(189)
Expenses
Production and mineral taxes	8	13	—	21	18	19	—	37
Transportation and selling	21	94	—	115	37	187	—	224
Operating	102	106	3	211	147	140	2	289

Operating Cash Flow	$865	$380	$3	$1,248	$1,017	$847	$2	$1,866

Production Volumes

	Six Months
	Ended June 30		2009		2008				2007
	2009	2008	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Produced Gas (MMcf/d)	796	857	792	800	820	831	856	860	876	858
Crude Oil (bbls/d)	64,855	67,439	62,691	67,043	64,990	64,789	65,097	69,781	70,287	70,711
NGLs (bbls/d)	1,181	1,226	1,162	1,201	1,126	1,147	1,189	1,262	1,422	1,209

Total (MMcfe/d) (1)	1,192	1,269	1,175	1,209	1,217	1,227	1,253	1,286	1,306	1,290

(1)	Liquids converted to thousand cubic feet equivalent at 1 barrel = 6 thousand cubic feet.
Produced Gas
Three Months Ended June 30, 2009 versus 2008
Revenues, net of royalties, including realized financial hedging, decreased $154 million in the second quarter of 2009 compared to the same period in 2008 due to:
•	A $451 million impact resulting from a 66 percent decrease in natural gas prices, excluding the impact of financial hedging; and
•
A $55 million impact resulting from a 7 percent decrease in natural gas production volumes. Produced gas volumes decreased in the second quarter of 2009 due to expected natural declines for the Shallow Gas key resource play and conventional properties partially offset by lower royalties;

offset by:
•	Realized financial hedging gains of $242 million or $3.36 per Mcf in 2009 compared to losses of $110 million or $1.42 per Mcf in 2008.
The decrease in Canadian Plains natural gas price in 2009, excluding the impact of financial hedges, reflects the changes in AECO and NYMEX benchmark prices and changes in the basis differentials. Natural gas prices also reflect the variability caused by relative prices and volume weightings at given sales points.
Canadian Plains natural gas transportation and selling costs of $10 million in 2009 decreased $8 million or 44 percent compared to 2008 due to lower volumes and costs to eastern Canada and the U.S. as well as the lower U.S./Canadian dollar exchange rate.
Canadian Plains natural gas operating expenses of $51 million in 2009 were $23 million or 31 percent lower compared to 2008 primarily as a result of the lower U.S./Canadian dollar exchange rate, lower long-term compensation costs due to the change in the EnCana share price, lower repairs and maintenance and workover costs partially offset by higher property tax and lease costs and increased salaries and benefits.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009
Six Months Ended June 30, 2009 versus 2008
Revenues, net of royalties, including realized financial hedging, decreased $223 million in the six months of 2009 compared to the same period in 2008 due to:
•	A $652 million impact resulting from a 54 percent decrease in natural gas prices, excluding the impact of financial hedging; and
•
A $99 million impact resulting from a 7 percent decrease in natural gas production volumes. Produced gas volumes decreased in the six months of 2009 due to expected natural declines for the Shallow Gas key resource play and conventional properties as well as the impact of wellhead freeze-offs and other temporary production shut-ins resulting from extreme winter weather in southern Alberta during the first quarter partially offset by lower royalties;

offset by:
•	Realized financial hedging gains of $445 million or $3.09 per Mcf in 2009 compared to losses of $83 million or $0.53 per Mcf in 2008.
The decrease in Canadian Plains natural gas price in 2009, excluding the impact of financial hedges, reflects the changes in AECO and NYMEX benchmark prices and changes in the basis differentials. Natural gas prices also reflect the variability caused by relative prices and volume weightings at given sales points.
Canadian Plains natural gas transportation and selling costs of $21 million in 2009 decreased $16 million or 43 percent compared to 2008 due to lower volumes and costs to eastern Canada and the U.S. as well as the lower U.S./Canadian dollar exchange rate.
Canadian Plains natural gas operating expenses of $102 million in 2009 were $45 million or 31 percent lower compared to 2008 primarily as a result of the lower U.S./Canadian dollar exchange rate, lower long-term compensation costs due to the change in the EnCana share price, lower repairs and maintenance and workover costs partially offset by higher property tax and lease costs and increased salaries and benefits.
Crude Oil and NGLs
Three Months Ended June 30, 2009 versus 2008
Revenues, net of royalties, including realized financial hedging, decreased $303 million in the second quarter of 2009 compared to the same period in 2008 due to:
•	A $302 million impact resulting from a 50 percent decrease in crude oil prices and 60 percent decrease in NGLs prices, excluding financial hedges;
•	A $53 million impact resulting from a decrease in average prices and volume of condensate used for blending with heavy oil; and
•
An $18 million impact resulting from a 4 percent decrease in crude oil volumes and 2 percent decrease in NGLs volumes. Production in 2009 from the Pelican Lake key resource play of 19,225 bbls/d was down 10 percent mainly due to a scheduled facility turnaround and Suffield production of 12,254 bbls/d was down 7 percent primarily due to natural declines. These were partially offset by lower royalties and a 16 percent increase in production at Weyburn, which averaged 15,238 bbls/d in 2009, mainly due to well optimizations;

offset by:
•	Realized financial hedging gains on liquids were less than $1 million in 2009 compared to losses of $70 million or $11.43 per bbl in 2008.
Canadian Plains crude oil prices decreased 50 percent to $51.55 per bbl in 2009 from $102.55 per bbl in 2008 as a result of the changes in the benchmark WTI and WCS crude oil prices offset by lower average differentials. Total realized financial hedging gains on crude oil for Canadian Plains were less than $1 million in 2009 compared to losses of approximately $69 million or $11.44 per bbl in 2008.
Canadian Plains NGLs prices decreased 60 percent to $38.36 per bbl in 2009 from $96.34 per bbl in 2008, which is consistent with the change in the WTI benchmark price.
Canadian Plains crude oil transportation and selling costs of $43 million in 2009 decreased $54 million or 56 percent compared to 2008 primarily due to a decrease in average prices and volume of condensate used for blending with heavy oil and the lower U.S./Canadian dollar exchange rate.
Canadian Plains crude oil operating costs of $55 million in 2009 were $17 million or 24 percent lower compared to 2008 mainly due to the lower U.S./Canadian dollar exchange rate, lower long-term compensation costs due to the change in the EnCana share price and reduced workover costs. NGLs are a byproduct obtained through the production of natural gas. As a result, operating costs associated with the production of NGLs are included with produced gas.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009
Six Months Ended June 30, 2009 versus 2008

Revenues, net of royalties, including realized financial hedging, decreased $600 million in the six months of 2009 compared to the same period in 2008 due to:
•	A $555 million impact resulting from a 52 percent decrease in crude oil prices and 57 percent decrease in NGLs prices, excluding financial hedges;
•	A $90 million impact resulting from a decrease in average prices and volume of condensate used for blending with heavy oil; and
•
A $64 million impact resulting from a 4 percent decrease in crude oil volumes and 4 percent decrease in NGLs volumes. Production in 2009 from the Pelican Lake key resource play of 20,247 bbls/d was down 11 percent mainly due to natural declines and a scheduled facility turnaround and Suffield production of 12,974 bbls/d was down 5 percent primarily due to natural declines. These were partially offset by lower royalties and a 15 percent increase in production at Weyburn, which averaged 15,665 bbls/d in 2009, mainly due to well optimizations;

offset by:
•	Realized financial hedging gains on liquids of $3 million or $0.22 per bbl in 2009 compared to losses of $106 million or $8.43 per bbl in 2008.
Canadian Plains crude oil prices decreased 52 percent to $42.92 per bbl in 2009 from $89.58 per bbl in 2008 as a result of the changes in the benchmark WTI and WCS crude oil prices offset by lower average differentials. Total realized financial hedging gains on crude oil for Canadian Plains were approximately $3 million or $0.22 per bbl in 2009 compared to losses of approximately $105 million or $8.45 per bbl in 2008.
Canadian Plains NGLs prices decreased 57 percent to $36.59 per bbl in 2009 from $85.40 per bbl in 2008, which is consistent with the change in the WTI benchmark price.
Canadian Plains crude oil transportation and selling costs of $94 million in 2009 decreased $93 million or 50 percent compared to 2008 primarily due to a decrease in average prices and volume of condensate used for blending with heavy oil and the lower U.S./Canadian dollar exchange rate.
Canadian Plains crude oil operating costs of $106 million in 2009 were $34 million or 24 percent lower compared to 2008 mainly due to the lower U.S./Canadian dollar exchange rate, lower long-term compensation costs due to the change in the EnCana share price and reduced workover costs partially offset by higher repairs and maintenance costs. NGLs are a byproduct obtained through the production of natural gas. As a result, operating costs associated with the production of NGLs are included with produced gas.
Capital Investment
Canadian Plains capital investment of $228 million during the six months of 2009 was primarily focused on the Shallow Gas, Pelican Lake and Weyburn key resource plays. The $192 million decrease compared to 2008 was primarily due to lower drilling, completion and facility costs resulting from fewer wells drilled and tied in, the lower U.S./Canadian dollar exchange rate and lower capitalized long-term compensation costs. Canadian Plains drilled 430 net wells in the six months of 2009 compared to 680 net wells in 2008, consistent with the planned reduction in spending in 2009.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009
Canadian Foothills
Canadian Foothills Division includes the Company’s Canadian offshore assets.
Financial Results
Three Months Ended June 30, 2009 versus 2008

	2009				2008
		Oil &				Oil &
($ millions)	Gas	NGLs	Other	Total	Gas	NGLs	Other	Total
Revenues, Net of Royalties and Hedging	$389	$74	$10	$473	$1,167	$195	$15	$1,377
Realized Financial Hedging Gain (Loss)	434	—	—	434	(167)	(21)	—	(188)
Expenses
Production and mineral taxes	5	1	—	6	11	1	—	12
Transportation and selling	37	1	—	38	51	3	—	54
Operating	124	6	3	133	163	12	5	180

Operating Cash Flow	$657	$66	$7	$730	$775	$158	$10	$943

Six Months Ended June 30, 2009 versus 2008

	2009				2008
		Oil &				Oil &
($ millions)	Gas	NGLs	Other	Total	Gas	NGLs	Other	Total
Revenues, Net of Royalties and Hedging	$917	$131	$20	$1,068	$2,037	$353	$33	$2,423
Realized Financial Hedging Gain (Loss)	754	—	—	754	(128)	(31)	—	(159)
Expenses
Production and mineral taxes	9	2	—	11	14	2	—	16
Transportation and selling	71	4	—	75	104	6	—	110
Operating	244	12	7	263	324	23	11	358

Operating Cash Flow	$1,347	$113	$13	$1,473	$1,467	$291	$22	$1,780

Production Volumes

	Six Months
	Ended June 30		2009		2008				2007
	2009	2008	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Produced Gas (MMcf/d)	1,312	1,273	1,343	1,281	1,302	1,351	1,289	1,256	1,313	1,280
Crude Oil (bbls/d)	7,969	8,621	7,800	8,140	8,437	8,217	8,376	8,867	8,441	7,978
NGLs (bbls/d)	9,626	11,517	9,824	9,427	11,265	11,730	11,779	11,256	10,966	9,932

Total (MMcfe/d) (1)	1,418	1,394	1,449	1,386	1,420	1,471	1,410	1,377	1,429	1,387

(1)	Liquids converted to thousand cubic feet equivalent at 1 barrel = 6 thousand cubic feet.
Produced Gas
Three Months Ended June 30, 2009 versus 2008
Revenues, net of royalties, including realized financial hedging, decreased $177 million in the second quarter of 2009 compared to the same period in 2008 due to:
•	An $823 million impact resulting from a 68 percent decrease in natural gas prices, excluding the impact of financial hedging;
offset by:
•	Realized financial hedging gains of $434 million or $3.55 per Mcf in 2009 compared to losses of $167 million or $1.42 per Mcf in 2008; and

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009
•
A $49 million impact resulting from a 4 percent increase in natural gas production volumes. Produced gas volumes increased in the second quarter of 2009 as a result of lower royalties and drilling success in the key resource plays of Cutbank Ridge and CBM partially offset by delayed well completions and tie-ins due to the low price environment, natural declines at Greater Sierra and conventional properties and the volume impact of minor property divestitures in 2008.

The decrease in Canadian Foothills natural gas price in 2009, excluding the impact of financial hedges, reflects the changes in AECO and NYMEX benchmark prices and changes in the basis differentials. Natural gas prices also reflect the variability caused by relative prices and volume weightings at given sales points.
Canadian Foothills natural gas transportation and selling costs of $37 million in 2009 decreased $14 million or 27 percent compared to 2008 due to the lower U.S./Canadian dollar exchange rate and lower volumes transported to the U.S.
Canadian Foothills natural gas operating expenses of $124 million in 2009 were $39 million or 24 percent lower compared to 2008 primarily as a result of the lower U.S./Canadian dollar exchange rate, lower long-term compensation costs due to the change in the EnCana share price, reduced repairs and maintenance and workover costs offset by higher salaries and benefits and property tax and lease costs.
Six Months Ended June 30, 2009 versus 2008
Revenues, net of royalties, including realized financial hedging, decreased $238 million in the six months of 2009 compared to the same period in 2008 due to:
•	A $1,171 million impact resulting from a 56 percent decrease in natural gas prices, excluding the impact of financial hedging;
offset by:
•	Realized financial hedging gains of $754 million or $3.17 per Mcf in 2009 compared to losses of $128 million or $0.55 per Mcf in 2008; and
•
A $51 million impact resulting from a 3 percent increase in natural gas production volumes. Produced gas volumes increased in the six months of 2009 as a result of the impact of lower royalties and drilling success in the key resource plays of Cutbank Ridge and CBM partially offset by delayed well completions and tie-ins due to the low price environment, natural declines at conventional properties and the volume impact of minor property divestitures in 2008.

The decrease in Canadian Foothills natural gas price in 2009, excluding the impact of financial hedges, reflects the changes in AECO and NYMEX benchmark prices and changes in the basis differentials. Natural gas prices also reflect the variability caused by relative prices and volume weightings at given sales points.
Canadian Foothills natural gas transportation and selling costs of $71 million in 2009 decreased $33 million or 32 percent compared to 2008 due to the lower U.S./Canadian dollar exchange rate and lower volumes transported to the U.S.
Canadian Foothills natural gas operating expenses of $244 million in 2009 were $80 million or 25 percent lower compared to 2008 primarily as a result of the lower U.S./Canadian dollar exchange rate, lower long-term compensation costs due to the change in the EnCana share price, reduced repairs and maintenance and workover costs offset by higher salaries and benefits and property tax and lease costs.
Crude Oil and NGLs
Three Months Ended June 30, 2009 versus 2008
Revenues, net of royalties, including realized financial hedging, decreased $100 million in the second quarter of 2009 compared to the same period in 2008 due to:
•	A $97 million impact resulting from a 54 percent decrease in crude oil prices and 60 percent decrease in NGLs prices, excluding financial hedges; and
•
A $24 million impact resulting from a 7 percent decrease in crude oil volumes and 17 percent decrease in NGLs volumes. The decreases were due to natural declines and the volume impact of property divestitures;

offset by:
•	Realized financial hedging losses on liquids were $21 million or $11.19 per bbl in 2008, with no comparable amount in 2009.
Canadian Foothills crude oil prices decreased 54 percent to $53.10 per bbl in 2009 from $114.28 per bbl in 2008 as a result of the changes in the benchmark WTI and WCS crude oil prices offset by lower average differentials. Total realized financial hedging losses on crude oil for Canadian Foothills were approximately $8 million or $11.06 per bbl in 2008, with no comparable amount in 2009.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009
Canadian Foothills NGLs prices decreased 60 percent to $40.07 per bbl in 2009 from $101.23 per bbl in 2008, which is consistent with the change in the WTI benchmark price.
Canadian Foothills crude oil operating costs of $6 million in 2009 were $6 million or 50 percent lower compared to 2008 mainly due to the lower U.S./Canadian dollar exchange rate and lower chemical costs. NGLs are a byproduct obtained through the production of natural gas. As a result, operating costs associated with the production of NGLs are included with produced gas.
Six Months Ended June 30, 2009 versus 2008
Revenues, net of royalties, including realized financial hedging, decreased $191 million in the six months of 2009 compared to the same period in 2008 due to:
•	A $176 million impact resulting from a 56 percent decrease in crude oil prices and 58 percent decrease in NGLs prices, excluding financial hedges; and
•
A $46 million impact resulting from an 8 percent decrease in crude oil volumes and 16 percent decrease in NGLs volumes. The decreases were due to natural declines and the volume impact of property divestitures;

offset by:
•	Realized financial hedging losses on liquids were less than $1 million in 2009 compared to losses of $31 million or $8.45 per bbl in 2008.
Canadian Foothills crude oil prices decreased 56 percent to $45.13 per bbl in 2009 from $103.53 per bbl in 2008 as a result of the changes in the benchmark WTI and WCS crude oil prices offset by lower average differentials. Total realized financial hedging losses on crude oil for Canadian Foothills were less than $1 million in 2009 compared to losses of approximately $13 million or $8.17 per bbl in 2008.
Canadian Foothills NGLs prices decreased 58 percent to $38.00 per bbl in 2009 from $91.25 per bbl in 2008, which is consistent with the change in the WTI benchmark price.
Canadian Foothills crude oil operating costs of $12 million in 2009 were $11 million or 48 percent lower compared to 2008 mainly due to the lower U.S./Canadian dollar exchange rate and lower gathering and processing costs. NGLs are a byproduct obtained through the production of natural gas. As a result, operating costs associated with the production of NGLs are included with produced gas.
Capital Investment
Canadian Foothills capital investment of $745 million during the six months of 2009 was primarily focused on the CBM, Cutbank Ridge, Greater Sierra and Bighorn key resource plays. The $618 million decrease compared to 2008 was primarily due to lower drilling and facility costs, the lower U.S./Canadian dollar exchange rate and lower capitalized long-term compensation costs. Canadian Foothills drilled 385 net wells in the six months of 2009 compared to 473 net wells in 2008.
USA
Financial Results
Three Months Ended June 30, 2009 versus 2008

	2009				2008
		Oil &				Oil &
($ millions)	Gas	NGLs	Other	Total	Gas	NGLs	Other	Total
Revenues, Net of Royalties and Hedging	$433	$50	$32	$515	$1,472	$130	$87	$1,689
Realized Financial Hedging Gain (Loss)	611	—	—	611	(164)	—	—	(164)
Expenses
Production and mineral taxes	11	4	—	15	107	11	—	118
Transportation and selling	125	—	—	125	120	—	—	120
Operating	77	—	22	99	106	—	80	186

Operating Cash Flow	$831	$46	$10	$887	$975	$119	$7	$1,101

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009
Six Months Ended June 30, 2009 versus 2008

	2009				2008
		Oil &				Oil &
($ millions)	Gas	NGLs	Other	Total	Gas	NGLs	Other	Total
Revenues, Net of Royalties and Hedging	$1,043	$79	$59	$1,181	$2,630	$229	$159	$3,018
Realized Financial Hedging Gain (Loss)	1,119	—	—	1,119	(139)	—	—	(139)
Expenses
Production and mineral taxes	54	7	—	61	194	20	—	214
Transportation and selling	248	—	—	248	235	—	—	235
Operating	159	—	55	214	207	—	148	355

Operating Cash Flow	$1,701	$72	$4	$1,777	$1,855	$209	$11	$2,075

Production Volumes

	Six Months
	Ended June 30		2009		2008				2007
	2009	2008	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Produced Gas (MMcf/d)	1,663	1,591	1,581	1,746	1,677	1,674	1,629	1,552	1,464	1,387
NGLs (bbls/d)	11,685	13,358	11,699	11,671	12,831	13,853	13,482	13,232	14,791	15,578

Total (MMcfe/d) (1)	1,733	1,671	1,651	1,816	1,754	1,757	1,710	1,631	1,553	1,480

(1)	Liquids converted to thousand cubic feet equivalent at 1 barrel = 6 thousand cubic feet.
Produced Gas
Three Months Ended June 30, 2009 versus 2008
Revenues, net of royalties, including realized financial hedging, decreased $264 million in the second quarter of 2009 compared to the same period in 2008 due to:
•	A $996 million impact resulting from a 70 percent decrease in natural gas prices, excluding the impact of financial hedging; and
•
A $43 million impact resulting from a 3 percent decrease in natural gas production volumes. Produced gas volumes in the USA decreased in the second quarter of 2009 primarily as a result of shut-in and curtailed production as well as delayed well completions due to the low price environment partially offset by drilling and operational success;

offset by:
•	Realized financial hedging gains of $611 million or $4.25 per Mcf in 2009 compared to losses of $164 million or $1.11 per Mcf in 2008.
The decrease in USA natural gas prices in 2009, excluding the impact of financial hedges, reflects the changes in NYMEX, Rockies (Opal) and Texas (HSC) benchmark prices and changes in the basis differentials. Natural gas prices also reflect the variability caused by relative prices and volume weightings at given sales points.
Natural gas production and mineral taxes for the USA of $11 million in 2009 decreased $96 million or 90 percent compared to 2008 primarily as a result of lower natural gas prices and high cost well tax credits.
Natural gas transportation and selling costs for the USA of $125 million in 2009 increased $5 million or 4 percent compared to 2008 primarily due to additional gathering and processing costs in East Texas.
Natural gas operating expenses for the USA of $77 million in 2009 were $29 million or 27 percent lower compared to 2008 as a result of lower long-term compensation costs due to the change in the EnCana share price, less activity resulting in lower workover costs, repairs and maintenance and reduced labour costs.
Six Months Ended June 30, 2009 versus 2008
Revenues, net of royalties, including realized financial hedging, decreased $329 million in the six months of 2009 compared to the same period in 2008 due to:
•	A $1,691 million impact resulting from a 62 percent decrease in natural gas prices, excluding the impact of financial hedging;

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009
offset by:
•	Realized financial hedging gains of $1,119 million or $3.72 per Mcf in 2009 compared to losses of $139 million or $0.48 per Mcf in 2008; and
•
A $104 million impact resulting from a 5 percent increase in natural gas production volumes. Produced gas volumes in the USA increased in the six months of 2009 as a result of drilling and operational success in East Texas and Haynesville partially offset by shut-in and curtailed production as well as delayed well completions due to the low price environment.

The decrease in USA natural gas prices in 2009, excluding the impact of financial hedges, reflects the changes in NYMEX, Rockies (Opal) and Texas (HSC) benchmark prices and changes in the basis differentials. Natural gas prices also reflect the variability caused by relative prices and volume weightings at given sales points.
Natural gas production and mineral taxes for the USA of $54 million in 2009 decreased $140 million or 72 percent compared to 2008 primarily as a result of lower natural gas prices and high cost well tax credits.
Natural gas transportation and selling costs for the USA of $248 million in 2009 increased $13 million or 6 percent compared to 2008 primarily due to additional gathering and processing costs in East Texas.
Natural gas operating expenses for the USA of $159 million in 2009 were $48 million or 23 percent lower compared to 2008 as a result of lower long-term compensation costs due to the change in the EnCana share price, less activity resulting in lower workover costs, repairs and maintenance and reduced labour costs.
Crude Oil and NGLs
All of EnCana’s liquids production in the USA relates to NGLs.
Three Months Ended June 30, 2009 versus 2008
Revenues, net of royalties, including realized financial hedging, decreased $80 million in the second quarter of 2009 compared to the same period in 2008 due to:
•	A $63 million impact resulting from a 55 percent decrease in NGLs prices, excluding financial hedges; and
•	A $17 million impact resulting from a 13 percent decrease in NGLs volumes.
USA NGLs prices decreased 55 percent to $47.27 per bbl in 2009 from $105.73 per bbl in 2008 primarily as a result of the change in the WTI benchmark price.
NGLs are a byproduct obtained through the production of natural gas. As a result, operating costs associated with the production of NGLs are included with produced gas.
Six Months Ended June 30, 2009 versus 2008
Revenues, net of royalties, including realized financial hedging, decreased $150 million in the six months of 2009 compared to the same period in 2008 due to:
•	A $120 million impact resulting from a 60 percent decrease in NGLs prices, excluding financial hedges; and
•	A $30 million impact resulting from a 13 percent decrease in NGLs volumes.
USA NGLs prices decreased 60 percent to $37.42 per bbl in 2009 from $94.14 per bbl in 2008 primarily as a result of the change in the WTI benchmark price.
NGLs are a byproduct obtained through the production of natural gas. As a result, operating costs associated with the production of NGLs are included with produced gas.
Capital Investment
USA capital investment of $925 million during the six months of 2009 was primarily focused on the East Texas and Jonah key resource plays, as well as Haynesville. The $254 million decrease compared to 2008 was primarily due to lower activity in the Piceance and Fort Worth key resource plays as well as lower capitalized long-term compensation costs offset by increased drilling and facility spending in Haynesville. The number of net wells drilled in the USA in the six months of 2009 decreased to 249 from 370 in 2008.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009
Integrated Oil
Foster Creek/Christina Lake Operations
EnCana is a 50 percent partner in an integrated North American oil business with ConocoPhillips that consists of an upstream and a downstream entity. The upstream entity includes contributed assets from EnCana, primarily the Foster Creek and Christina Lake oil properties while the downstream entity includes ConocoPhillips’ Wood River and Borger refineries located in Illinois and Texas, respectively.
The current plan of the upstream business is to increase production capacity at Foster Creek/Christina Lake to approximately 218,000 bbls/d (on a 100 percent basis) of bitumen with the completion of current expansion phases.
Financial Results
Three Months Ended June 30, 2009 versus 2008

	Oil
($ millions)	2009	2008
Revenues, Net of Royalties and Hedging	$263	$333
Realized Financial Hedging Gain (Loss)	14	(35)
Expenses
Transportation and selling	100	123
Operating	38	50

Operating Cash Flow	$139	$125

Six Months Ended June 30, 2009 versus 2008

	Oil
($ millions)	2009	2008
Revenues, Net of Royalties and Hedging	$403	$594
Realized Financial Hedging Gain (Loss)	37	(58)
Expenses
Transportation and selling	166	243
Operating	78	91

Operating Cash Flow	$196	$202

Production Volumes

	Six Months
	Ended June 30		2009		2008				2007
	2009	2008	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Crude Oil (bbls/d)	37,720	27,024	40,677	34,729	35,068	31,547	24,671	29,376	27,190	28,740

Total (MMcfe/d) (1)	226	162	244	208	210	189	148	176	163	172

(1)	Liquids converted to thousand cubic feet equivalent at 1 barrel = 6 thousand cubic feet.
Crude Oil
Three Months Ended June 30, 2009 versus 2008
Revenues, net of royalties, including realized financial hedging, decreased $21 million in the second quarter of 2009 compared to the same period in 2008 due to:
•	A $170 million impact resulting from a decrease in crude oil prices, excluding financial hedges;
•	A $28 million impact resulting from a decrease in average prices of condensate used for blending with heavy oil;

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009
offset by:
•	A $128 million impact resulting from a 59 percent increase in crude oil sales volumes attributable to a 65 percent increase in production volumes and changes in inventory levels; and
•	Realized financial hedging gains primarily on condensate used for blending of $14 million in 2009 compared to losses of $35 million in 2008.
Foster Creek/Christina Lake bitumen prices decreased 49 percent to $47.34 per bbl in 2009 from $93.64 per bbl in 2008 as a result of the changes in the benchmark WTI and WCS crude oil prices offset by a narrowing of the average differentials. WCS as a percentage of WTI was 88 percent in 2009 compared to 83 percent in 2008.
Crude oil transportation and selling costs of $100 million in 2009 decreased $23 million or 19 percent compared to 2008 primarily due to a decrease in average prices of condensate used for blending with heavy oil and variability in sales destinations and pipelines utilized to transport the product.
Crude oil operating costs of $38 million in 2009 were $12 million or 24 percent lower compared to 2008 mainly due to lower fuel gas costs and the lower U.S./Canadian dollar exchange rate.
Six Months Ended June 30, 2009 versus 2008
Revenues, net of royalties, including realized financial hedging, decreased $96 million in the six months of 2009 compared to the same period in 2008 due to:
•	A $254 million impact resulting from a decrease in crude oil prices, excluding financial hedges;
•	An $82 million impact resulting from a decrease in average prices of condensate used for blending with heavy oil;
offset by:
•	A $145 million impact resulting from a 41 percent increase in crude oil sales volumes attributable to a 40 percent increase in production volumes and changes in inventory levels; and
•	Realized financial hedging gains primarily on condensate used for blending of $37 million in 2009 compared to losses of $58 million in 2008.
Foster Creek/Christina Lake bitumen prices decreased 50 percent to $38.16 per bbl in 2009 from $76.10 per bbl in 2008 as a result of the changes in the benchmark WTI and WCS crude oil prices offset by a narrowing of the average differentials. WCS as a percentage of WTI was 84 percent in 2009 compared to 81 percent in 2008.
Crude oil transportation and selling costs of $166 million in 2009 decreased $77 million or 32 percent compared to 2008 primarily due to a decrease in average prices of condensate used for blending with heavy oil and variability in sales destinations and pipelines utilized to transport the product.
Crude oil operating costs of $78 million in 2009 were $13 million or 14 percent lower compared to 2008 mainly due to lower fuel gas costs and the lower U.S./Canadian dollar exchange rate partially offset by increased workover costs.
Downstream Operations
Financial Results

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2009	2008	2009	2008
Revenues	$1,313	$2,769	$2,239	$4,815
Expenses
Operating	112	127	230	259
Purchased product	1,047	2,300	1,796	4,121

Operating Cash Flow	$154	$342	$213	$435

The Wood River refinery, located in Roxana, Illinois, has a current capacity of approximately 306,000 bbls/d of crude oil (on a 100 percent basis).
The Borger refinery, located in Borger, Texas, has a current capacity of approximately 146,000 bbls/d of crude oil, of which approximately 35,000 bbls/d is heavy crude oil (on a 100 percent basis) and approximately 45,000 bbls/d of NGLs (on a 100 percent basis).

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009
The current plan of the downstream business is to refine approximately 275,000 bbls/d (on a 100 percent basis) of heavy crude oil (135,000 bbls/d of bitumen equivalent) to primarily motor fuels with the completion of the Wood River Coker and Refinery Expansion (“CORE”) project in 2011. As at June 30, 2009, the Wood River and Borger refineries have processing capability to refine approximately 145,000 bbls/d (on a 100 percent basis) of heavy crude oil (70,000 bbls/d of bitumen equivalent).
The two refineries have a combined crude oil refining capacity of 452,000 bbls/d (on a 100 percent basis) and operated at an average 89 percent of that capacity during the second quarter of 2009 compared to 97 percent in 2008 and 89 percent during the six months of 2009 compared to 94 percent in 2008. Refinery crude utilization was lower in 2009 primarily due to unplanned refinery unit outages and maintenance activities. Refined products averaged 428,000 bbls/d (214,000 bbls/d net to EnCana) in the second quarter of 2009 compared to 464,000 bbls/d (232,000 bbls/d net to EnCana) in 2008 and 425,000 bbls/d (212,500 bbls/d net to EnCana) in the six months of 2009 compared to 450,000 bbls/d (225,000 bbls/d net to EnCana) in 2008.
Operating Cash Flow decreased $188 million or 55 percent in the second quarter of 2009 and decreased $222 million or 51 percent during the six months of 2009. Weaker refining margins combined with lower capacity utilization accounted for approximately $141 million and $95 million of the decrease in Operating Cash Flow in the second quarter and six months of 2009, respectively.
The decrease in crude prices results in lower inventory valuations and therefore comparatively higher purchased product costs of $70 million for the second quarter of 2009 and $141 million for the six months of 2009.
Operating costs which are comprised of labour, utilities and supplies are lower for both the second quarter and the six months of 2009 due to lower energy input costs partially offset by higher maintenance and turnaround costs.
Other Integrated Oil Operations
In addition to the 50 percent owned Foster Creek/Christina Lake operations, Integrated Oil also manages the 100 percent owned natural gas operations in Athabasca and crude oil operations in Senlac.
Gas production volumes from Athabasca were 72 MMcf/d in the second quarter of 2009 compared to 67 MMcf/d in 2008. The increase in production volumes was the result of current and prior period royalty expense reductions, offset by increased internal usage to supply a portion of the fuel gas requirements at Foster Creek and expected natural declines. Production volumes were 57 MMcf/d in the six months of 2009 compared to 66 MMcf/d in 2008 primarily due to increased internal usage of gas and expected natural declines.
Oil production volumes from Senlac were 1,800 bbls/d in the second quarter of 2009 compared to 3,009 bbls/d in 2008 and 1,933 bbls/d in the six months of 2009 compared to 3,261 bbls/d in 2008. The decrease in volumes at Senlac during the second quarter of 2009 was due to a prior period royalty expense increase, a planned turnaround and natural declines.
Capital Investment

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2009	2008	2009	2008
Integrated Oil — Canada	$103	$144	$229	$352
Downstream Refining	227	122	429	177

Total Integrated Oil Division	$330	$266	$658	$529

Integrated Oil Division capital investment of $658 million during the six months of 2009 was primarily focused on continued development of the Foster Creek and Christina Lake key resource plays and on the CORE project at the Wood River refinery. The $129 million increase in capital investment in the six months of 2009 compared to the same period in 2008 was primarily due to:
•
Spending related to the Wood River CORE project increased $213 million to $345 million in the six months of 2009 compared to $132 million in 2008. In the third quarter of 2008, the Wood River refinery received regulatory approvals to start construction on the CORE project. EnCana’s 50 percent share of the CORE project is expected to cost approximately $1.8 billion and is anticipated to be completed and in full operation in 2011. The expansion is expected to increase crude oil refining capacity by 50,000 bbls/d to 356,000 bbls/d (on a 100 percent basis) and more than double heavy crude oil refining capacity to 240,000 bbls/d (on a 100 percent basis);

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009
partially offset by:
•
Lower facility costs with substantial completion of the Foster Creek Phases D and E expansions late in the fourth quarter of 2008. These expansions have increased plant capacity to 120,000 bbls/d (on a 100 percent basis);

•
Lower drilling costs mainly due to drilling of fewer stratigraphic test wells net to EnCana (2009 — 39; 2008 — 134) at Foster Creek, Christina Lake, Borealis and Senlac related to the next phases of development; and

•	The lower U.S./Canadian dollar exchange rate and lower capitalized long-term compensation costs.
Depreciation, Depletion and Amortization (“DD&A”)
Total DD&A expenses of $980 million in the second quarter of 2009 decreased $117 million or 11 percent compared to 2008. Total DD&A expenses of $1,963 million in the six months of 2009 decreased $169 million or 8 percent compared to 2008.
Upstream DD&A
EnCana uses full cost accounting for oil and gas activities and calculates DD&A on a country-by-country cost centre basis.
Three Months Ended June 30, 2009 versus 2008
Upstream DD&A expenses of $902 million in the second quarter of 2009 decreased $89 million or 9 percent compared to 2008 due to:
•	DD&A expenses in Canada for 2009 were lower than 2008 primarily as a result of the lower U.S./Canadian dollar exchange rate; and
•	DD&A expenses in the USA for 2009 were lower than 2008 primarily due to lower DD&A rates resulting from lower future development costs and higher proved reserves.
Six Months Ended June 30, 2009 versus 2008
Upstream DD&A expenses of $1,802 million in the six months of 2009 decreased $155 million or 8 percent compared to 2008 due to:
•	DD&A expenses in Canada for 2009 were lower than 2008 primarily as a result of the lower U.S./Canadian dollar exchange rate;
•	DD&A expenses in the USA for 2009 were lower than 2008 primarily due to lower DD&A rates resulting from lower future development costs and higher proved reserves;
partially offset by:
•	Increased production volumes of 1 percent primarily in Foster Creek and Christina Lake as well as the USA.
Downstream DD&A
EnCana calculates DD&A on a straight-line basis over estimated service lives of approximately 25 years.
Downstream refining DD&A was $46 million in the second quarter of 2009 compared to $44 million in 2008 and $97 million in the six months of 2009 compared to $88 million in 2008 as a result of a full year of depreciation on prior year capital additions, as well as accelerated depreciation on certain assets expected to be retired sooner than originally anticipated.
Market Optimization
Financial Results

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2009	2008	2009	2008
Revenues	$366	$647	$858	$1,272
Expenses
Operating	7	8	15	19
Purchased product	356	628	829	1,235

Operating Cash Flow	3	11	14	18
Depreciation, depletion and amortization	4	4	9	8

Segment Income	$(1)	$7	$5	$10

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009
Market Optimization revenues and purchased product expenses relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification that enhance the sale of EnCana’s production.
Revenues and purchased product expenses decreased in the six months of 2009 compared to 2008 mainly due to decreased pricing partially offset by increases in volume required for Market Optimization.
Capital Investment
Market Optimization capital investment in the six months of 2009 and 2008 was focused on developing infrastructure for optimization activities and maintaining power generation facilities.
Corporate and Other
Financial Results

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2009	2008	2009	2008
Revenues	$(1,113)	$(329)	$(980)	$(1,423)
Expenses
Operating	3	(8)	29	(8)
Depreciation, depletion and amortization	28	58	55	79

Segment Income (Loss)	$(1,144)	$(379)	$(1,064)	$(1,494)

Revenues represent primarily unrealized mark-to-market gains or losses related to financial natural gas and liquids hedge contracts.
Operating expenses in the six months of 2009 relate to mark-to-market losses on long-term power generation contracts and downstream crude supply positions.
DD&A includes provisions for corporate assets, such as computer equipment, office furniture and leasehold improvements, as well as for international assets.
Summary of Unrealized Mark-to-Market Gains (Losses)

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2009	2008	2009	2008
Revenues
Natural Gas	$(1,099)	$(208)	$(941)	$(1,321)
Crude Oil	(15)	(120)	(40)	(103)

	(1,114)	(328)	(981)	(1,424)
Expenses	4	(10)	26	(13)

	(1,118)	(318)	(1,007)	(1,411)
Income Tax Expense (Recovery)	(368)	(83)	(346)	(439)

Unrealized Mark-to-Market Gains (Losses), after-tax	$(750)	$(235)	$(661)	$(972)

Commodity price volatility impacts net earnings. As a means of managing this commodity price volatility, EnCana enters into various financial instrument agreements. The financial instrument agreements were recorded at the date of the financial statements based on mark-to-market accounting. Changes in the mark-to-market gain or loss reflected in corporate revenues are the result of volatility between periods in the forward curve commodity price market and changes in the balance of unsettled contracts. Further information regarding financial instrument agreements can be found in Note 16 to the Interim Consolidated Financial Statements.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009
Summary of Hedging Impacts on Net Earnings

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2009	2008	2009	2008
Unrealized Mark-to-Market Gains (Losses), after-tax (1)	$(750)	$(235)	$(661)	$(972)
Realized Hedging Gains (Losses), after-tax (2)	900	(400)	1,599	(387)

Hedging Impacts on Net Earnings	$150	$(635)	$938	$(1,359)

(1)
Includes primarily the reversal of accrued after-tax unrealized mark-to-market (gains) losses recognized in prior periods and change in the fair value of contracts in place at the beginning of the period as well as contracts entered into during the period.

(2)	Included in Divisional financial results.
Consolidated Expenses

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2009	2008	2009	2008
Administrative	$120	$225	$205	$381
Interest, net	129	147	233	281
Accretion of asset retirement obligation	19	20	36	41
Foreign exchange (gain) loss, net	(60)	(35)	(2)	60
(Gain) loss on divestitures	3	(17)	2	(17)
Administrative expenses decreased $105 million in the second quarter of 2009 compared to 2008 and $176 million in the six months of 2009 compared to 2008. The year-to-date decrease was primarily due to lower long-term compensation expenses of $126 million as a result of the change in the EnCana share price and the lower U.S./Canadian dollar exchange rate. In addition, 2008 expenses included a one time charge of $23 million for a legal settlement and higher costs related to the proposed corporate reorganization.
Net interest expense in the six months of 2009 decreased $48 million from 2008 primarily as a result of lower average outstanding debt and a lower weighted average interest rate. EnCana’s total long-term debt, including current portion, decreased $1,431 million to $8,938 million at June 30, 2009 compared to $10,369 million at June 30, 2008. EnCana’s year-to-date weighted average interest rate on outstanding debt was 5.2 percent in 2009 compared to 5.5 percent in 2008.
The foreign exchange gain of $2 million in the six months of 2009 is primarily due to the effects of the U.S./Canadian dollar exchange rate applied to U.S. dollar denominated debt issued from Canada offset by the foreign exchange revaluation of the partnership contribution receivable, other foreign exchange gains and losses arising from the settlement of foreign currency transactions and the translation of EnCana’s monetary assets and liabilities.
Income Tax
Total income tax expense in the six months of 2009 was $366 million, which was $511 million lower than the same period in 2008 due to lower net earnings before income tax, particularly in the US where the effective income tax rate is higher than in Canada.
Current income tax expense in the six months of 2009 was $560 million, which was $244 million lower than the same period in 2008. This reduction was due to lower operating cash flows.
EnCana’s effective rate in any year is a function of the relationship between total tax (current and future) and the amount of net earnings before income taxes for the year. The effective tax rate differs from the statutory tax rate as it takes into consideration “permanent differences”, adjustment for changes to tax rates and other tax legislation, variation in the estimation of reserves and the estimate to actual differences. Permanent differences are a variety of items, including:
•	The non-taxable portion of Canadian capital gains or losses;
•	Non-taxable downstream partnership income;
•	International financing; and
•	Foreign exchange (gains) losses not included in net earnings.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009
Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As a result, there are usually some tax matters under review. The Company believes that the provision for taxes is adequate.
Capital Investment
Corporate and Other capital investment in the six months of 2009 and 2008 was primarily directed to business information systems, leasehold improvements and office furniture.
Liquidity and Capital Resources

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2009	2008	2009	2008
Net cash from (used in)
Operating activities	$1,955	$1,996	$3,786	$3,754
Investing activities	(1,307)	(2,036)	(3,095)	(3,570)
Financing activities	(956)	(72)	(749)	44
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	9	1	5	(3)

Increase (decrease) in cash and cash equivalents	$(299)	$(111)	$(53)	$225

Operating Activities
Net cash from operating activities decreased $41 million in the second quarter of 2009 compared to 2008 and increased $32 million in the six months of 2009 compared to 2008. Cash Flow was $2,153 million during the second quarter of 2009 compared to $2,889 million in 2008 and $4,097 million during the six months of 2009 compared to $5,278 million in 2008. Reasons for this change are discussed under the Cash Flow section of this MD&A. Cash from operating activities was also impacted by net changes in other assets and liabilities and net changes in non-cash working capital, primarily from decreases in accounts receivable and accrued revenues and inventories offset by decreases in accounts payable and accrued liabilities and income tax payable.
Excluding the impact of current risk management assets and liabilities, the Company had a working capital deficit of $660 million at June 30, 2009 compared to $734 million at June 30, 2008. As is typical in the oil and gas industry, there is a timing difference between cash receipts from sales transactions and payments of trade payables, which often results in a working capital deficit. EnCana anticipates that it will continue to meet the payment terms of its suppliers.
Investing Activities
Net cash used for investing activities in the six months of 2009 decreased $475 million compared to the same period in 2008. Capital expenditures, including property acquisitions, decreased $1,228 million in the six months of 2009 compared to 2008. Reasons for this change are discussed under the Net Capital Investment and Divisional Results sections of this MD&A. Increases in cash used for investing activities from net changes in non-cash working capital and net changes in investments and other were offset by reductions in capital expenditures.
Financing Activities
Net repayment of long-term debt in the six months of 2009 was $169 million compared to net issuance of $894 million for the same period in 2008. EnCana’s total long-term debt, including current portion, was $8,938 million at June 30, 2009 compared to $10,369 million at June 30, 2008.
On May 4, 2009, EnCana completed a public offering in the United States of senior unsecured notes in the aggregate principal amount of $500 million. The notes have a coupon rate of 6.5 percent and mature on May 15, 2019. The net proceeds of the offering were used to repay a portion of EnCana’s existing bank and commercial paper indebtedness.
EnCana maintains a Canadian and a U.S. dollar shelf prospectus and two committed bank credit facilities.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009
On May 21, 2009, EnCana renewed a shelf prospectus whereby it may issue from time to time up to C$2.0 billion, or the equivalent in foreign currencies, of debt securities in Canada. At June 30, 2009, C$2.0 billion of the shelf prospectus remains unutilized, the availability of which is dependent upon market conditions.
EnCana has in place a shelf prospectus whereby it may issue from time to time up to $4.0 billion, or the equivalent in foreign currencies, of debt securities in the United States. At June 30, 2009, $3.5 billion of the shelf prospectus remains unutilized, the availability of which is dependent upon market conditions. The shelf prospectus was renewed in 2008 and expires in April 2010.
As at June 30, 2009, EnCana had available unused capacity under shelf prospectuses, the availability of which is dependent on market conditions, for up to $5.2 billion.
As at June 30, 2009, EnCana had available unused committed bank credit facilities in the amount of $3.4 billion. EnCana has in place a revolving bank credit facility for C$4.5 billion that remains committed through October 28, 2012. One of EnCana’s U.S. subsidiaries has in place a revolving bank credit facility for $600 million, of which $565 million is accessible, that remains committed through February 28, 2013.
EnCana is currently in compliance with and anticipates that it will continue to be in compliance with all financial covenants under its credit facility agreements.
EnCana maintains investment grade credit ratings on its senior unsecured debt. Standard & Poor’s Ratings Services has assigned a rating of “A-” with a “Negative” outlook, Moody’s Investors Service has assigned a rating of “Baa2” with a “Stable” outlook, and DBRS Limited has assigned a rating of “A (low)” and has placed the rating “Under Review with Developing Implications”. DBRS Limited placed the rating “Under Review” following the May 11, 2008 announcement of the proposed corporate reorganization.
EnCana has obtained regulatory approval under Canadian securities laws to purchase up to approximately 75.0 million Common Shares under a Normal Course Issuer Bid (“NCIB”). During the six months of 2009, EnCana did not purchase any of its Common Shares compared to 4.8 million Common Shares purchased for total consideration of approximately $326 million for the same period in 2008.
EnCana pays quarterly dividends to shareholders at the discretion of the Board of Directors. Dividend payments were $601 million in the six months of 2009 and $600 million in the six months of 2008. These dividends were funded by Cash Flow.
Financial Metrics

	June 30	December 31
	2009	2008
Debt to Capitalization (1)	27%	28%
Debt to Adjusted EBITDA (times) (2)	0.7	0.7

(1)	Capitalization is a non-GAAP measure defined as Long-Term Debt including current portion plus Shareholders’ Equity.

(2)
Trailing 12-month Adjusted EBITDA is a non-GAAP measure defined as Net Earnings from Continuing Operations before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation, and depreciation, depletion and amortization.

Debt to Capitalization and Debt to Adjusted EBITDA are two ratios Management uses to steward the Company’s overall debt position as measures of the Company’s overall financial strength. EnCana targets a Debt to Capitalization ratio of less than 40 percent and a Debt to Adjusted EBITDA of less than 2.0 times.
At June 30, 2009, EnCana’s Debt to Capitalization ratio was 27 percent (December 31, 2008 — 28 percent) and Debt to Adjusted EBITDA was 0.7 times (December 31, 2008 — 0.7 times).

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009
Outstanding Share Data

	June 30	December 31
(millions)	2009	2008
Common Shares outstanding, beginning of year	750.4	750.2
Common Shares issued under option plans	0.2	3.0
Common Shares issued from PSU Trust	0.5	—
Common Shares purchased	—	(2.8)

Common Shares outstanding, end of period	751.1	750.4

Weighted average Common Shares outstanding — diluted	751.4	751.8
The Company is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. There were no Preferred Shares outstanding as at June 30, 2009 and 2008.
Employees have been granted options to purchase Common Shares under various plans. At June 30, 2009, approximately 0.3 million options without Tandem Share Appreciation Rights (“TSARs”) attached were outstanding, all of which are exercisable.
Stock options granted after December 31, 2003 have an associated TSAR attached, which gives employees the right to elect to receive a cash payment equal to the excess of the market price of EnCana’s Common Shares over the exercise price of their stock option in exchange for surrendering their stock option. The exercise of a TSAR, for a cash payment, does not result in the issuance of any additional EnCana Common Shares, so has no dilutive effect. Historically, virtually all employees holding options with TSARs attached deciding to realize the value of their options have exercised their TSARs to receive a cash payment. At June 30, 2009, approximately 21.6 million options with TSARs attached were outstanding, of which 12.5 million are exercisable.
In 2007, 2008 and 2009 EnCana also granted Performance TSARs, which vest and expire under the same terms and service conditions as TSARs and are also subject to EnCana attaining prescribed performance relative to pre-determined key measures. Performance TSARs that do not vest when eligible are forfeited. At June 30, 2009, approximately 18.9 million Performance TSARs were outstanding, of which 3.8 million are exercisable.
In 2008, EnCana granted Share Appreciation Rights (“SARs”) and Performance SARs to certain employees, which entitle the employee to receive a cash payment equal to the excess of the market price of EnCana’s Common Shares at the time of exercise over the grant price. Performance SARs are subject to EnCana attaining prescribed performance relative to pre-determined key measures. Performance SARs that do not vest when eligible are forfeited. At June 30, 2009, approximately 5.9 million SARs and Performance SARs were outstanding, of which 0.6 million are exercisable.
In April 2009, the remaining 0.5 million Common Shares held in trust relating to EnCana’s PSU plan were sold for total consideration of $25 million. Of the amount received, $19 million was credited to Share capital and $6 million to Paid in surplus, representing the excess consideration received over the original price of the Common Shares acquired by the trust. Effective May 15, 2009, EnCana’s PSU plan was complete and the trust agreement was terminated.
Contractual Obligations and Contingencies
EnCana has entered into various commitments primarily related to debt, demand charges on firm transportation agreements, capital commitments and marketing agreements.
Included in EnCana’s total long-term principal debt obligations of $8,964 million at June 30, 2009 are $1,039 million in obligations related to Commercial Paper. These amounts are fully supported and Management expects that they will continue to be supported by revolving credit and term loan facilities that have no repayment requirements within the next year. The revolving credit and term loan facilities are fully revolving for the periods disclosed in the Liquidity and Capital Resources section of this MD&A. Further details regarding EnCana’s long-term debt are described in Note 10 to the Interim Consolidated Financial Statements.
The Company expects its 2009 commitments to be funded from Cash Flow.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009
As at June 30, 2009, EnCana remained a party to long-term, fixed price, physical contracts with a current delivery of approximately 33 MMcf/d, with varying terms and volumes through 2017. The total volume to be delivered within the terms of these contracts is 91 Bcf at a weighted average price of $3.90 per Mcf.
Leases
In the normal course of business, EnCana leases office space for personnel who support field operations and for corporate purposes.
Variable Interest Entities (“VIEs”)
On September 25, 2008, EnCana acquired certain land and property in Louisiana for approximately $101 million before closing adjustments. The purchase was facilitated by an unrelated party, Brown Haynesville Leasehold LLC (“Brown Haynesville”), which held the majority of the assets in trust for the Company in anticipation of a qualifying like kind exchange for U.S. tax purposes. The relationship with Brown Haynesville represented an interest in a VIE from September 25, 2008 to March 24, 2009. During this period, EnCana was the primary beneficiary of the VIE and consolidated Brown Haynesville. On March 24, 2009, when the arrangement with Brown Haynesville was completed, the assets were transferred to EnCana.
On July 23, 2008, EnCana acquired certain land and mineral interests in Louisiana for approximately $457 million before closing adjustments. The purchase was facilitated by an unrelated party, Brown Southwest Minerals LLC (“Brown Southwest”), which held the majority of the assets in trust for the Company in anticipation of a qualifying like kind exchange for U.S. tax purposes. On November 12, 2008, an unrelated party exercised an option to purchase certain interests as part of the above acquisition for approximately $157 million, reducing the qualifying like kind exchange to approximately $300 million. The relationship with Brown Southwest represented an interest in a VIE from July 23, 2008 to January 19, 2009. During this period, EnCana was the primary beneficiary of the VIE and consolidated Brown Southwest. On January 19, 2009, when the arrangement with Brown Southwest was completed, the assets were transferred to EnCana.
Legal Proceedings
EnCana is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.
Discontinued Merchant Energy Operations
During the period between 2003 and 2005, EnCana and its indirect wholly owned U.S. marketing subsidiary, WD Energy Services Inc. (“WD”), along with other energy companies, were named as defendants in several lawsuits, some of which were class action lawsuits, relating to sales of natural gas from 1999 to 2002. The lawsuits allege that the defendants engaged in a conspiracy with unnamed competitors in the natural gas markets in California in violation of U.S. and California anti-trust and unfair competition laws. All but one of these lawsuits has been settled prior to 2009, without admitting any liability in the lawsuits.
The remaining lawsuit was commenced by E. & J. Gallo Winery (“Gallo”). The Gallo lawsuit claims damages in excess of $30 million. California law allows for the possibility that the amount of damages assessed could be tripled.
The Company and WD intend to vigorously defend against this outstanding claim; however, the Company cannot predict the outcome of these proceedings or any future proceedings against the Company, whether these proceedings would lead to monetary damages which could have a material adverse effect on the Company’s financial position, or whether there will be other proceedings arising out of these allegations.
Accounting Policies and Estimates
New Accounting Standards Adopted
As disclosed in the year-end MD&A, on January 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064 “Goodwill and Intangible Assets”. The adoption of this standard has had no material impact on EnCana’s Consolidated Financial Statements. Additional information on the effects of the implementation of the new standard can be found in Note 2 to the Interim Consolidated Financial Statements.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009
Recent Accounting Pronouncements
International Financial Reporting Standards (“IFRS”)
In February 2008, the CICA’s Accounting Standards Board confirmed that IFRS will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. EnCana will be required to report its results in accordance with IFRS beginning in 2011. The Company has developed a changeover plan to complete the transition to IFRS by January 1, 2011, including the preparation of required comparative information.
The key elements of EnCana’s changeover plan include:
•	determine appropriate changes to accounting policies and required amendments to financial disclosures;
•	identify and implement changes in associated processes and information systems;
•	comply with internal control requirements;
•	communicate collateral impacts to internal business groups; and
•	educate and train internal and external stakeholders.
The Company has substantially completed analyzing accounting policy alternatives and outlining process and system design changes required for significant areas of impact. The significant areas of impact continue to include property, plant & equipment (“PP&E”), impairment testing, asset retirement obligation, stock-based compensation, employee future benefits, and income taxes. The areas identified as being significant have the greatest potential impact to the Company’s financial statements or the greatest risk in terms of complexity to implement.
The Company expects one of the most significant impacts of the IFRS changeover will be in the accounting for certain upstream activities. Under Canadian GAAP, EnCana follows the CICA’s guideline on full cost accounting. In moving to IFRS, EnCana will be required to adopt new accounting policies for upstream activities, including pre-exploration costs, exploration and evaluation costs and development costs. Upstream DD&A will be calculated at a lower unit of account level than the current country cost centre basis. In addition, impairment testing will be performed at a lower level than the current country cost centre basis.
In September 2008, the International Accounting Standards Board (“IASB”) issued an exposure draft outlining additional exemptions for first-time adopters of IFRS. Included in the exposure draft is an exemption which would permit full cost accounting companies to allocate their existing upstream PP&E net book value (full cost pool) over reserves to the unit of account level upon transition to IFRS. This exemption would relieve the Company from retrospective application of IFRS for upstream PP&E. In May 2009, the IASB agreed to commence drafting the final amendments for the proposed exemption, which EnCana intends to adopt if it is approved and adopted into IFRS. The Company is also evaluating the impact of other first-time adoption exemptions available upon initial transition to IFRS.
EnCana will update its IFRS changeover plan to reflect new and amended accounting standards issued by the International Accounting Standards Board. As IFRS is expected to change prior to 2011, the impact of IFRS on the Company’s Consolidated Financial Statements is not reasonably determinable at this time.
Business Combinations
As of January 1, 2011, EnCana will be required to adopt CICA Handbook Section 1582 “Business Combinations”, which replaces the previous business combinations standard. The standard requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination and included in the statement of earnings. The adoption of this standard will impact the accounting treatment of future business combinations.
Consolidated Financial Statements
As of January 1, 2011, EnCana will be required to adopt CICA Handbook Section 1601 “Consolidated Financials Statements”, which together with Section 1602 below, replace the former consolidated financial statements standard. Section 1601 establishes the requirements for the preparation of consolidated financial statements. The adoption of this standard should not have a material impact on EnCana’s Consolidated Financial Statements.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009
Non-controlling Interests
As of January 1, 2011, EnCana will be required to adopt CICA Handbook Section 1602 “Non-controlling Interests”, which establishes the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The standard requires a non-controlling interest in a subsidiary to be classified as a separate component of equity. In addition, net earnings and components of other comprehensive income are attributed to both the parent and non-controlling interest. The adoption of this standard should not have a material impact on EnCana’s Consolidated Financial Statements.
Risk Management
EnCana’s business, prospects, financial condition, results of operation and cash flows, and in some cases its reputation, are impacted by risks that are categorized as follows:
•	financial risks including market risks (such as commodity price, foreign exchange and interest rates), credit and liquidity;
•	operational risks including capital, operating and reserves replacement risks; and
•	safety, environmental and regulatory risks.
EnCana takes a proactive approach in identifying and managing risks that can affect the Company. Mitigation of these risks include, but are not limited to, the use of financial instruments and physical contracts, credit policies, operational policies, maintaining adequate insurance, environmental and safety policies as well as policies and enforcement procedures that can affect EnCana’s reputation. Further discussion regarding the specific risks and mitigation of these risks can be found in the December 31, 2008 Management’s Discussion and Analysis and Note 16 to the Interim Consolidated Financial Statements.
Climate Change
A number of federal, provincial and state governments have announced intentions to regulate greenhouse gases (“GHG”) and other air pollutants. While some jurisdictions have provided details on these regulations, it is anticipated that other jurisdictions will announce emission reduction plans in the future. As these federal and regional programs are under development, EnCana is unable to predict the total impact of the potential regulations upon its business. Therefore, it is possible that the Company could face increases in operating and capital costs in order to comply with GHG emissions legislation. However, EnCana will continue to work with governments to develop an approach to deal with climate change issues that protects the industry’s competitiveness, limits the cost and administrative burden of compliance and supports continued investment in the sector.
The Alberta Government has set targets for GHG emissions reductions. In March 2007, regulations were amended to require facilities that emit more than 100,000 tonnes of GHG emissions per year to reduce their emissions intensity by 12 percent from a regulated baseline starting July 1, 2007. To comply, companies can make operating improvements, purchase carbon offsets or make a C$15 per tonne contribution to an Alberta Climate Change and Emissions Management Fund. In Alberta, EnCana has four facilities covered under the emissions regulations. The forecast cost of carbon associated with the Alberta regulations is not material to EnCana at this time and is being actively managed.
In British Columbia, effective July 1, 2008, a ‘revenue neutral carbon tax’ was applied to virtually all fossil fuels, including diesel, natural gas, coal, propane, and home heating fuel. The tax applies to combustion emissions and to the purchase or use of fossil fuels within the province. The rate started at C$10 per tonne of carbon equivalent emissions, rising by C$5 per tonne a year for the next four years. The forecast cost of carbon associated with the British Columbia regulations is not material to EnCana at this time and is being actively managed.
The American Clean Energy and Security Act (ACESA) was passed by the House of Representatives on June 26, 2009. This climate change legislation would establish a GHG cap-and-trade system and provide incentives for the development of renewable energy. The Act aims to reduce GHG emissions by 17 percent from 2005 levels by 2020, and 83 percent by 2050. EnCana is following the developments of this complex bill very closely as it moves to the Senate – both for the impact it may have on energy production and use, as well as the potential it holds to expand markets for the use of natural gas as a clean burning energy alternative.
EnCana intends to continue its activity to reduce its emissions intensity and improve its energy efficiency. The Company’s efforts with respect to emissions management are founded on the following key elements:
•	significant production weighting in natural gas;
•	recognition as an industry leader in CO2 sequestration;

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009
•	focus on energy efficiency and the development of technology to reduce GHG emissions;
•	involvement in the creation of industry best practices; and
•	industry leading steam to oil ratio, which translates directly into lower emissions intensity.
EnCana’s strategy for addressing the implications of emerging carbon regulations is proactive and is composed of three principal elements:
1.	Manage Existing Costs
When regulations are implemented, a cost is placed on EnCana’s emissions (or a portion thereof) and while these are not material at this stage, they are being actively managed to ensure compliance. Factors such as effective emissions tracking, attention to fuel consumption, and a focus on minimizing the Company’s steam to oil ratio help to support and drive its focus on cost reduction.
2.	Respond to Price Signals
As regulatory regimes for GHGs develop in the jurisdictions where EnCana works, inevitably price signals begin to emerge. The Company has initiated an Energy Efficiency Initiative in an effort to improve the energy efficiency of its operations. The price of potential carbon reductions plays a role in the economics of the projects that are implemented. In response to the anticipated price of carbon, EnCana is also attempting, where appropriate, to realize the associated value of its reduction projects.
3.	Anticipate Future Carbon Constrained Scenarios
EnCana continues to work with governments, academics and industry leaders to develop and respond to emerging GHG regulations. By continuing to stay engaged in the debate on the most appropriate means to regulate these emissions, the Company gains useful knowledge that allows it to explore different strategies for managing its emissions and costs. These scenarios influence EnCana’s long range planning and its analyses on the implications of regulatory trends.
EnCana incorporates the potential costs of carbon into future planning. Management and the Board review the impact of a variety of carbon constrained scenarios on its strategy, with a current price range from $15 to $65 per tonne of emissions applied to a range of emissions coverage levels. A major benefit of applying a range of carbon prices at the strategic level is that it provides direct guidance to the capital allocation process. EnCana also examines the impact of carbon regulation on its major projects. Although uncertainty remains regarding potential future emissions regulation, EnCana’s plan is to continue to assess and evaluate the cost of carbon relative to its investments across a range of scenarios.
EnCana recognizes that there is a cost associated with carbon emissions. EnCana is confident that greenhouse gas regulations and the cost of carbon at various price levels have been adequately considered as part of its business planning and scenarios analysis. EnCana believes that the resource play strategy is an effective way to develop the resource, generate shareholder returns and coordinate overall environmental objectives with respect to carbon, air emissions, water and land. EnCana is committed to transparency with its stakeholders and will keep them apprised of how these issues affect operations. Additional detail on EnCana’s GHG emissions is available in the Corporate Responsibility Report that is available on the Company’s website at www.encana.com.
Alberta’s New Royalty Programs
The Alberta Government’s New Royalty Framework (“NRF”) and Transitional Royalty Program (“TRP”) came into effect on January 1, 2009.  The NRF established new royalties for conventional oil, natural gas and bitumen that are linked to commodity prices, well production volumes and well depths for gas wells and oil quality for oil wells.  These new rates apply to both new and existing conventional oil and gas activities and enhanced oil recovery projects in Alberta. The TRP allows for a one time option of selecting between transitional rates and the NRF rates on new natural gas or conventional oil wells drilled between 1,000 metres to 3,500 metres in depth.  The TRP rates would apply until January 1, 2014, at which time all wells would be moved to the NRF.
On March 3, 2009, the Alberta Government announced a stimulus package Energy Incentive Program that focuses on keeping drilling and service crews at work. There are two components of this program that affect EnCana; the Drilling Royalty Credit and New Well Incentive. The Drilling Royalty Credit is a depth related credit for the drilling of new conventional oil and gas wells between April 1, 2009 and March 31, 2011. The New Well Incentive provides a 5 percent royalty rate for new gas and conventional oil wells that come on production between April 1, 2009 and March 31, 2011 for a period of 12 months or 0.5 billion cubic feet equivalent (“Bcfe”) for gas wells or 50,000 barrels of oil equivalent (“BOE”) for oil wells, whichever comes first.
Impacts as a result of the NRF, TRP and Energy Incentive Programs change the economics of operating in Alberta, and accordingly, are reflected in EnCana’s capital programs.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009
Outlook
During the current challenging economic environment, EnCana is highly focused on the key business objectives of maintaining financial strength, generating significant free cash flow, further optimizing capital investments and continuing to pay a stable dividend to shareholders.
EnCana monitors the risks under its control and has policies in place to mitigate those risks. EnCana is managing commodity price risk through its financial risk management program designed to help ensure financial resilience and flexibility and is closely monitoring interest, credit and counterparty risk. In addition, the Company continues to monitor expenses and capital programs and maintain flexibility to adjust to changing economic circumstances. EnCana has planned a conservative, prudent and flexible capital program in 2009 that currently targets total natural gas and oil production at approximately 2008 levels and advances the Company’s multi-year projects. EnCana expects to continue to fund the Foster Creek and Christina Lake expansion projects, Wood River CORE project and other capital projects at the present time. EnCana targets a Debt to Capitalization ratio of less than 40 percent and a Debt to Adjusted EBITDA of less than 2.0 times. At June 30, 2009 the Company’s Debt to Capitalization ratio was 27 percent and Debt to Adjusted EBITDA was 0.7 times.
Natural gas prices are primarily driven by North American supply and demand, with weather being the key factor in the short term. EnCana believes that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs.
Volatility in crude oil prices is expected to continue throughout 2009 as a result of market uncertainties over supply and refining, changes in demand due to the overall state of the world economies, OPEC actions and the worldwide credit and liquidity crisis. Canadian crude oil prices will face added uncertainty due to the risk of refinery disruptions in an already tight United States Midwest market and growing domestic production could result in pipeline constraints out of Western Canada.
The Company expects its 2009 capital investment program to be funded from Cash Flow.
EnCana plans to focus on growing natural gas production from its diversified portfolio of existing and emerging unconventional resource plays in North America, developing its high quality in-situ oil resources and expanding its downstream heavy oil processing capacity through its joint venture with ConocoPhillips.
EnCana’s results are affected by external market and risk factors, such as fluctuations in the prices of crude oil and natural gas, movements in foreign currency exchange rates and inflationary pressures on service costs. Additional detail regarding the impact of these factors on EnCana’s 2009 results is available in the Corporate Guidance on the Company’s website at www.encana.com. EnCana updated its Corporate Guidance to reflect the impact on operations of expected conditions for 2009. EnCana’s news release dated July 23, 2009 and financial statements are available on www.sedar.com.
Advisory
Forward-Looking Statements
In the interest of providing EnCana shareholders and potential investors with information regarding the Company and its subsidiaries, including Management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this document include, but are not limited to, statements with respect to: projected natural gas and oil production levels for 2009; projections relating to the adequacy of the Company’s provision for taxes; the expected impact of the Alberta Royalty Framework and Transitional Royalty Program; projections with respect to natural gas production from unconventional resource plays and in-situ oil resources including with respect to the Foster Creek and Christina Lake projects, the CORE project and planned expansions of the Company’s downstream heavy oil processing capacity and the capital costs and expected timing of the same; projections relating to the volatility of natural gas and crude oil prices in 2009 and beyond and the reasons therefor; the Company’s projected capital investment levels for 2009, the flexibility of capital spending plans and the source of funding therefor; the effect of the Company’s risk management program, including the impact of

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009
derivative financial instruments; the Company’s defence of lawsuits; the impact of the changes and proposed changes in laws and regulations, including greenhouse gas, carbon and climate change initiatives on the Company’s operations and operating costs; the impact of Western Canada pipeline constraints and potential refinery disruptions on future Canadian crude oil prices; projections that the Company’s Bankers’ Acceptances and Commercial Paper Program will continue to be fully supported by committed credit facilities and term loan facilities; the Company’s continued compliance with financial covenants under its credit facilities; projections relating to the Company’s natural gas, crude oil and natural gas liquids reserves; the Company’s ability to pay its creditors, suppliers, commitments and fund its 2009 capital program and pay dividends to shareholders; the impact of the current business market conditions, including the economic recession and financial market turmoil on the Company’s operations and expected results; the effect of the Company’s risk mitigation policies, systems, processes and insurance program; the Company’s expectations for future Debt to Capitalization and Debt to Adjusted EBITDA ratios; the expected impact and timing of various accounting pronouncements, rule changes and standards, including IFRS, on the Company and its Consolidated Financial Statements; and projections that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon EnCana’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, bitumen, natural gas and liquids from resource plays and other sources not currently classified as proved; the Company’s and its subsidiaries’ ability to replace and expand oil and gas reserves; the ability of the Company and ConocoPhillips to successfully manage and operate the North American integrated heavy oil business and the ability of the parties to obtain necessary regulatory approvals; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining crude oil; risks associated with technology and the application thereof to the business of the Company; the Company’s ability to generate sufficient cash flow from operations to meet its current and future obligations; the Company’s ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s and its subsidiaries’ ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company and its subsidiaries operate; the risk of international war, hostilities, civil insurrection and instability affecting countries in which the Company and its subsidiaries operate and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company and its subsidiaries; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Statements relating to “reserves” or “resources” or “resource potential” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this document are made as of the date of this document, and except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.
Forward-looking information respecting anticipated 2009 cash flow, operating cash flow and pre-tax cash flow for EnCana is based upon achieving average production of oil and gas for 2009 of approximately 4.4 to 4.8 Bcfe/d, year-to-date actuals and forward curve estimates for commodity prices and U.S./Canadian dollar foreign exchange rate as of June 30, 2009, and an average number of outstanding shares for EnCana of approximately 750 million. Assumptions relating to forward-looking statements generally include EnCana’s current expectations and projections made by the Company in light of, and generally consistent with, its historical experience and its perception of historical trends, as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this document.
EnCana is required to disclose events and circumstances that occurred during the period to which this MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking statements for a period that is not yet complete that EnCana has previously disclosed to the public and the expected differences thereto. Such disclosure can be found in EnCana’s news release dated July 23, 2009, which is available on EnCana’s website at www.encana.com and on SEDAR at www.sedar.com.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2009
Oil and Gas Information
EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities that permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under NI 51-101. The reserves quantities disclosed by EnCana represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.
Crude Oil, NGLs and Natural Gas Conversions
In this document, certain crude oil and NGLs volumes have been converted to millions of cubic feet equivalent (“MMcfe”) or thousands of cubic feet equivalent (“Mcfe”) on the basis of one barrel (“bbl”) to six thousand cubic feet (“Mcf”). Also, certain natural gas volumes have been converted to barrels of oil equivalent (“BOE”), thousands of BOE (“MBOE”) or millions of BOE (“MMBOE”) on the same basis. MMcfe, Mcfe, BOE, MBOE and MMBOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the well head.
Resource Play
Resource play is a term used by EnCana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.
Currency, Non-GAAP Measures and References to EnCana
All information included in this document and the Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after royalties basis unless otherwise noted.
Non-GAAP Measures
Certain measures in this document do not have any standardized meaning as prescribed by Canadian GAAP such as Cash Flow, Cash Flow per share – diluted, Free Cash Flow, Operating Earnings, Operating Earnings per share – diluted, Adjusted EBITDA, Debt, Net Debt and Capitalization and therefore are considered non-GAAP measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Management’s use of these measures has been disclosed further in this document as these measures are discussed and presented.
References to EnCana
For convenience, references in this document to “EnCana”, the “Company”, “we”, “us”, “our” and “its” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of EnCana Corporation, and the assets, activities and initiatives of such Subsidiaries.
Additional Information
Further information regarding EnCana Corporation can be accessed under the Company’s public filings found at www.sedar.com and on the Company’s website at www.encana.com.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)